Mail Stop 4561

August 28, 2008

Bruce Davis
Chief Executive Officer
DMRC Corporation
9405 SW Gemini Drive
Beaverton, Oregon 97008

> **Re: DMRC Corporation**
> **Amendment No. 2 to Form 10**
> **Filed August 13, 2008**
> **File No. 001-34108**

Dear Mr. Davis:

We have reviewed your amended Form 10 and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1. Your letter dated July 27, 2008, that is referenced in your response to comment number one of our letter dated July 24, 2008, should be filed electronically. See Item 301(a)(1) of Regulation S-X.

2. Please revise your Form 10 to include updated financial statements. Refer to Rule 8-08 of Regulation S-X.

3. The cover page and the letter to stockholders continue to provide many mechanical and legal details that do not seem key to understanding the transaction. The excessive detail appears to impede investor understanding of the transaction. Consider revising the information concerning the jurisdiction and formation of DMRC LLC, the assignment of a special definition of DMRC LLC, and the designation of the merger survivor in the acquisition by L-1 Identity Solutions. Please refer to Rule 421(b) of the Exchange Act.

4. You state that the "shares of DMRC Corporation common stock were transferred to a newly-created trust for the benefit of Digimarc stockholders as of the record date (or anyone who purchases such stockholders' shares of Digimarc common stock in an open market transaction after the record date)." Please revise your

disclosure to identify clearly the recipients of the shares of the spin-off. In the summary, consider providing examples of who would receive the shares as of the record date and after the record date if a Digimarc stockholder retains shares and if the Digimarc stockholder sells shares in the open market after the record date. Clarify the significance of the "record date" if the shares will not necessarily be distributed to shareholders on the record date.

5.   We received your application for confidential treatment of portions of an agreement with a principal customer. Be advised that we will review the application and provide comments separately. Any such comments will need to be resolved prior to the effective date of the registration statement.

6.   We note that your counsel, on behalf of the company, provided the acknowledgments we requested in your response to our letter dated July 24, 2008. Please note that the representations should come directly from the company. In your next response, please provide the representations directly from the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

7.   We note your response to comment 18 of our letter, dated July 24, 2008, referenced revenue projections for 2008 and 2009 that were disclosed in the Form 8-K filed by Digimarc Corporation on July 18, 2008. To the extent that you have determined these projections are material to investors in understanding the company's financial condition, please consider disclosing this information as part of this filing.

8.   In response to comment 21 or our letter dated July 24, 2008, you provided a general discussion of the variables that could affect your revenue but did not disclose the dollar amounts attributable to each identified source that contributed to the aggregate changes. For example, your disclosure on page 52 states that the "increased revenues from the Central Bank includes both volume and price increases reflected in the work plans and contract respectively." Please state the portion of the increase in revenue that was attributable to changes in volume and to price increases. As a further example, quantify the material changes that led to increases in your gross profit.

9.   In response to comment 24 or our letter dated July 24, 2008, you state that the company does not expect material turnover in employees and that all members of the project service teams accepted employment with DMRC. Please reconcile this statement with the $1.6 million severance costs that you include in the transaction costs, and ensure that you discuss material known challenges, changes or uncertainties that will result from the terminations that generate the severance costs.

Our Relationship with Digimarc Corporation After the Spin-Off, page 89

10.   Please revise this section to provide a materially complete description of your agreements. In this regard, revise any qualifying statements that indicate that the complete terms and conditions of the agreements can be found in the exhibits.

Separation Agreement, page 89

11.   We note that the separation agreement contains provisions for insurance coverage and rights under insurance policies. It appears that you reference this provision in the summary page on page 7 under "Separation Agreement" but do not describe it in the filing. To the extent these provisions are material, please disclose obligations that the company has under these provisions.

Transition Services Agreement, page 94

12.   Please provide a materially complete and specific discussion as to the scope of the services to be provided and received by the parties under this agreement. Your disclosure indicates that DMRC will provide Digimarc, among other services, accounting and tax services, and human resources services. However, you have not disclosed that the transition services agreement also provides that Digimarc will provide these same services to DMRC. The disclosure is unclear as to the scope of responsibilities of each party under the agreement.

Security Ownership of Certain Beneficial Owners and Management, page 96

13.   We note your response to comment 36 of our letter dated July 24, 2008 but continue to believe that the identity of beneficial owners should be provided. Please disclose the natural persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by legal entities including The Clark Estates, Inc., Dimensional Fund Advisors LP, Koninklijke Philips Electronics N.V., and Burnham Asset Management Corporation.

Financial Statements

Investments, page F-10

14.   Your response to prior comment number 40 indicates that certain held-to-maturity investments, with maturities greater than one year, are classified as short term due to their highly liquid nature. Please explain to us how you concluded that classification as a short term asset was appropriate given the fact that the investments have maturities greater than one year and you have indicated that you have the intent and ability to hold them till maturity. Refer to the authoritative

guidance you relied up when determining your balance sheet classification. As part of your response, please quantify the amount of held-to-maturity investments with maturities greater than one year that you have classified as short term assets.

Exhibits

15.   We note your response to comment 45 of our letter dated July 24, 2008, that you have not yet entered into a new employment agreement with Bruce David or change of control retention agreements with Mr. McConnell and Mr. Chamness. It appears that these executives have agreements with Digimarc that would be relevant to the compensation disclosure in this filing. Further, you state that the executive officers of DMRC Corporation have all entered into non-competition agreements with Digimarc and L-1. Please file all such agreements or explain why you believe they do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

16.   In response to comment 47, you state that you are relying on Instruction 1 to Item 601 of Regulation S-K which states that exhibits filed in preliminary form do not need to be refiled in limited circumstances. We note that the omitted schedules to the transition services agreement and the license agreement include material aspects of parties' agreements and do not fit within the scope of Instruction 1 to Item 601 of Regulation S-K. Please file the executed agreements, including the schedules, which are part of the agreements, as part of this filing.

*   *   *   *

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have any questions regarding comments on the financial statements and related matters. You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3462. You may also contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3537 if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: John R. Thomas
        Perkins Coie LLP
        Via Facsimile (503) 346-2144